UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

☒                                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number 0-6394

PACCAR INC SAVINGS INVESTMENT PLAN

(Full title of plan)

PACCAR Inc

777 106th Avenue, N.E.

Bellevue, Washington 98004

(Name of issuer of securities held pursuant to the

plan and address of its principal executive office)

REQUIRED INFORMATION

A.                                    Financial Statements and Schedules:

Report of Independent Registered Public Accounting Firm

Audited Financial Statements:

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedules:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Schedule H, Line 4j – Schedule of Reportable Transactions

B.                                    Exhibits

23                                    Consent of Independent Registered Public Accounting Firm

2

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 24, 2005	PACCAR INC SAVINGS INVESTMENT PLAN

	By:	/s/ G. V. Huffman
G. V. Huffman
Acting Human Resources Manager
PACCAR Inc

3

Financial Statements and Supplemental Schedules

PACCAR Inc Savings Investment Plan
As of December 31, 2004 and 2003 and for the year ended December 31, 2004

With Report of Independent Registered Public Accounting Firm

4

PACCAR Inc
Savings Investment Plan

Financial Statements and Supplemental Schedules

As of December 31, 2004 and 2003 and
for the year ended December 31, 2004

Report of Independent Registered Public Accounting Firm

The Administrator of the

PACCAR Inc Savings Investment Plan

We have audited the accompanying statements of net assets available for benefits of the PACCAR Inc Savings Investment Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of the Plan’s internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Seattle, Washington
April 22, 2005	/s/ ERNST & YOUNG LLP

PACCAR Inc

Savings Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments, at fair value:
Money market funds	$147,269	$173,753
Commingled trust funds	198,598,259	206,567,123
Mutual funds	293,857,358	258,024,232
Common stock	822,110,445	557,271,695
Participant loans	29,706,719	28,892,907
Total investments	1,344,420,050	1,050,929,710

Dividends receivable	20,416,424	7,838,201
Due from broker for securities sold	404,652	476,045
Total assets	1,365,241,126	1,059,243,956

Liabilities
Accrued expenses	43,690	42,109
Net assets available for benefits	$1,365,197,436	$1,059,201,847

See accompanying notes.

PACCAR Inc

Savings Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions
Investment income:
Net appreciation in fair value of investments	$274,976,189
Interest and dividends	38,246,205
313,222,394
Contributions:
Company	15,781,408
Participants	33,650,861
49,432,269
Total additions	362,654,663

Deductions
Benefits paid to participants	56,447,269
Administrative expenses	211,805
Total deductions	56,659,074

Net increase	305,995,589

Net assets available for benefits at beginning of year	1,059,201,847
Net assets available for benefits at end of year	$1,365,197,436

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The PACCAR Inc Savings Investment Plan (the Plan) is a defined contribution plan covering substantially all nonunion U.S. employees of PACCAR Inc and its U.S. subsidiaries (the Company). Such employees are eligible to participate in the Plan after completion of 30 days of service. Participants are eligible to receive employer contributions after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code of 1986 (the Code). This description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

Contributions

Participants may elect to contribute not less than 1% and not more than 35% of their respective annual compensation (as defined in the Plan document) subject to the Internal Revenue Service-mandated annual maximum of $13,000 and $12,000 for 2004 and 2003, respectively. Participant contributions to the Plan are excluded from the participants’ current taxable earnings in accordance with Code Section 401(k). Beginning in 2002, catch-up contributions were made available under the Plan for those participants age 50 and older. The maximum annual catch-up contribution for 2004 and 2003 was $3,000 and $2,000, respectively.

For eligible participants that are actively employed at December 31 of each year, the Company matches participant contributions (other than age 50 catch-up deferrals) to the lesser of 5% of the participants’ respective annual compensation or their annual salary deferrals. In certain cases, as described in the Plan document, employees who terminated during the year will be eligible to receive matching contributions. Company matches contributions in the form of PACCAR Inc common stock. The Company may suspend or reduce its contributions when its “Consolidated Net Earnings” are less than 8% of the Company’s “Capital Base,” as defined by the Plan.

Upon reaching age 50, participants who have completed five or more years of service have a one-time opportunity to transfer to any one or more of the other investment options available under the Plan, any whole percentage of the value of his or her PACCAR Inc common stock. See Note 7, Subsequent Events, for 2005 plan amendments. Any future matching contributions allocated to such participants will continue to be made in the form of PACCAR Inc common stock.

Participant Accounts

Individual accounts are maintained for all Plan participants that reflect their contributions and related Company contributions to the Plan and any earnings or losses on the Plan’s investments.

Vesting

Plan participants are immediately 100% vested in both participant and Company matching contributions when made, plus any investment earnings thereon.

Investment Options

Upon enrollment in the Plan, a participant may direct their employee contributions in whole percentage increments to any of the Plan’s fund options. Participants may subsequently change their investment options for either existing or future participant contributions, in whole percentage increments, subject to trading limitations on certain of the Plan’s individual fund options.

Participant Loans

Actively employed participants may borrow from their individual accounts a minimum of $1,000, up to the lesser of $50,000 reduced by the highest outstanding loan balance during the previous 12 months, 50% of the participants’ total account balance, or the participants’ total account balance excluding Company matching contributions in the PACCAR Inc common stock fund and related earnings. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence, and early payoffs can be made without penalty. The loans are secured by the balance in the participant’s account and bear interest equal to the prime rate plus 1%, as determined monthly by the Plan administrator. Interest rates ranged from 5.0% to 10.5% on loans outstanding as of December 31, 2004. Principal and interest are repaid either through after-tax payroll deductions or personal check directly to Fidelity Management Trust Company (the Trustee) at least on a quarterly basis. Loans outstanding will not affect the amount of annual matching contributions the Company pays to participants’ accounts. The number of loans that a participant can take is limited to two new loans per calendar year.

Benefit Payments

Participants who leave the Company may choose a single cash payment or whole shares of PACCAR Inc common stock included in the participant’s account, plus a cash payment for the remaining balance. Effective May 1, 2003, the Plan discontinued the cash installment method of benefit payments. This method of payment was previously offered to participants who left the Company on or after reaching age 55. Participants that leave the Company whose account balance is less than $5,000 will automatically receive a single cash payment. Effective March 28, 2005, this threshold was lowered so that participants whose balance is less than $1,000 will automatically receive a cash payment. Also, active employees who reach age 70½ have the additional options of electing to have their account balance distributed to them or to receive minimum required distributions.

Plan Termination

It is the intention of the Company that the Plan will continue indefinitely. However, should the Company elect to terminate the Plan subject to the provisions of ERISA, the termination date shall be treated as the valuation date, and the balances in the participants’ accounts will be distributed to them.

Expenses

Third-party management fees are charged to the Plan, and the Company pays all other expenses relating to the Plan’s administration.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting, except for benefit payments which are recorded when paid.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The fair value of the participation units owned by the Plan in mutual funds is based on the mutual funds’ quoted market prices, which represent the net asset value of the underlying investments as reported by the mutual funds on the last business day of the Plan year. The fair value of participation units in commingled trust funds are based on the quoted market price of the underlying securities and the number of units owned by the Plan at year-end. Investments in securities traded on a national securities exchange are valued at their market prices on the last business day of the Plan year. The money market fund is valued at cost, which approximates fair value. Participant loans are recorded at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, market volatility, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3. Investments

Assets held in the Plan are managed and investment transactions are executed by Fidelity Management Trust Company or other outside mutual fund companies.

During 2004, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net Appreciation (Depreciation) in Fair Value of Investments
Year Ended December 31, 2004
Fidelity commingled trust funds:
U.S. Equity Index Commingled Pool	$8,633,602

Fidelity mutual funds:
Contrafund	18,145,450
Asset Manager	956,602
Asset Manager: Growth	1,688,405
Asset Manager: Income	798,042
Freedom Income	5,507
Freedom 2000	26,151
Freedom 2010	274,310
Freedom 2020	293,927
Freedom 2030	95,324
Freedom 2040	31,429

Other mutual funds:
PIMCO Total Return Fund: Administrative Class	(45,860)
Morgan Stanley Institutional Fund, Inc:
International Equity Portfolio Class B	290,426
JP Morgan Mid Cap Value Fund: Institutional Class	2,954,051

Other investments:
PACCAR Inc common stock	240,828,823
$274,976,189

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2004		2003

PACCAR Inc common stock*	$822,110,445		$557,271,695
Contrafund	139,268,140		124,823,292
U.S. Equity Index Commingled Pool	86,036,590		81,992,726
Managed Income Portfolio II Class 2	112,561,669		124,574,397
Asset Manager: Growth		**	45,872,529

*Includes Company matching contributions, which are non-participant directed.

**Investment is less than 5% of the Plan’s net assets as of December 31, 2004.

4. Non-participant Directed Investments

The only non-participant directed investments in the Plan are held in PACCAR Inc common stock, in which participant directed investments also are made. The investment activity cannot be split between participant directed and non-participant directed transactions. The information below regarding net assets and the significant changes in net assets relates to the non-participant directed and participant directed transactions in PACCAR Inc common stock.

	December 31
	2004	2003
Investments in PACCAR Inc common stock at fair value	$822,110,445	$557,271,695
Dividends receivable	20,416,424	7,838,201
Less accrued expenses	(2,044)	(595)
	$842,524,825	$565,109,301

Year Ended December 31, 2004
Changes in net assets:
Contributions	$20,055,057
Dividends	27,978,894
Net appreciation in fair value	240,828,823
Net transfers from other participant directed investments	12,221,051
Benefits paid to participants	(23,865,392)
Other	197,091
$277,415,524

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 2, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. On December 16, 2002, the Plan was amended and restated effective January 1, 2002 to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

6. Transactions With Parties in Interest

The Plan invests in the common stock of the Plan’s sponsor, PACCAR Inc, which is purchased by the Trustee on the open market at fair value. The Plan made purchases totaling $66,765,460 and sales totaling $67,209,778 of PACCAR Inc common stock during 2004. The Plan received cash dividends on this stock totaling $15,400,671 in 2004. Dividends receivable as of December 31, 2004 and 2003 are $20,416,424 and $7,838,201, respectively.

7. Subsequent Events

Effective April 1, 2005, PACCAR Inc amended and restated the Plan to provide that a portion of the Plan will constitute an employee stock ownership plan within the meaning of Code section 4975(e)(7) and to make certain other amendments as set forth below. Effective July 1, 2005, participants can choose to reinvest dividends in PACCAR Inc common stock or the participants can elect to receive the dividends in cash.

Effective April 1, 2005, participants age 50 or older with five or more years of service have the ability to make an unlimited number of transfers, at any time, of some or all of their Company matching contribution balances held in PACCAR Inc common stock into any of the other investment fund options within the Plan.

PACCAR Inc

Savings Investment Plan

EIN:  91-0351110     Plan Number:  002

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2004

(a)	(b) Identity of Issue, Fund, or Borrower	(c) Description of Investment	(d) Cost		(e) Current Value

	Money market funds
*	Fidelity Management Trust Company:
	Retirement Money Market	147,269 units		(1)	$147,269

	Commingled trust funds:
*	Fidelity Management Trust Company:
	Managed Income Portfolio II Class 2	112,561,669 units		(1)	112,561,669
	U.S. Equity Index Commingled Pool	2,299,214 units		(1)	86,036,590

	Mutual funds
*	Fidelity Management Trust Company:
	Contrafund	2,454,497 units		(1)	139,268,140
	Asset Manager	2,146,895 units		(1)	34,801,174
	Asset Manager: Growth	3,114,868 units		(1)	46,162,350
	Asset Manager: Income	1,548,855 units		(1)	19,623,997
	Freedom Income	35,683 units		(1)	402,144
	Freedom 2000	93,268 units		(1)	1,126,683
	Freedom 2010	518,893 units		(1)	7,067,326
	Freedom 2020	380,046 units		(1)	5,305,447
	Freedom 2030	99,369 units		(1)	1,399,116
	Freedom 2040	93,816 units		(1)	775,862
	PIMCO Total Return Fund:
	Administrative Class	884,608 units		(1)	9,438,769
	Morgan Stanley Institutional Fund, Inc:
	International Equity Portfolio-Class B	278,216 units		(1)	5,800,804
	JP Morgan Mid Cap Value Fund:
	Institutional Class	1,017,289 units		(1)	22,685,546

	Other investments
*	PACCAR Inc common stock	10,215,090 shares	224,257,577		822,110,445

*	Participant loans	Maturing through
		October 29, 2019,
		interest rates
		5.0% – 10.5%	29,706,719		29,706,719
					$1,344,420,050

*Indicates party in interest to the Plan.

(1) Cost information is omitted, as investments are participant-directed.

PACCAR Inc

Savings Investment Plan

EIN:  91-0351110        Plan Number:  002

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2004

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain

Category (iii) – Series of securities transactions aggregating in excess of 5% of Plan assets.

PACCAR Inc	Common stock	$66,765,460	$—	$66,765,460	$66,765,460	$—
	Common stock	—	$42,755,533	18,301,289	42,755,533	$24,454,244

There were no category (i), (ii), or (iv) reportable transactions during the year.

Columns (e) and (f) are not applicable.